TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. — SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

Larry W. Shackelford	Direct Dial: (404) 885-3926
larry.shackelford@troutmansanders.com	Direct Fax: (404) 962-6548
June 17, 2009
VIA EDGAR
Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Easylink Services International Corporation
Form 10-K for the fiscal year ended July 31, 2008
Filed October 21, 2008
Form 10-Q for the quarterly period ended January 31, 2009
Filed March 17, 2009
File No. 000-24996
Dear Mr. Krikorian:
On behalf of Easylink Services International Corporation (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter, dated May 27, 2009 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced Form 10-K (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”).
The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter.
On behalf of the Company, we respond to the specific comments of the Staff as follows:

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 17, 2009

Form 10-K for the fiscal year ended July 31, 2008
Item 1. Business
Pro Forma Financial Information, page 4
1.
Your response to our prior comment number 1 indicates that the pro forma disclosures comply with Article 11 of Regulation S-X. However, the pro forma reconciliation you have provided in your response appear to be missing certain adjustments that would be required under Article 11. For example, please tell us why your pro forma financial statements do not reflect the effects of the financing (i.e. additional interest expense) associated with the Easylink acquisition.

Response:
We have noted that our pro forma adjustments for the statement of operations did not contain the interest expense from the acquisition financing. This missing adjustment was an inadvertent omission on our part. Consistent with discussions with the Staff, the Company will amend the Form 10-K to remove the pro forma presentation.
2.
Your response to prior comment number 1 also indicates that a discussion of pro forma results would not add material value to the readers of your financial statements. Please explain to us, in greater detail, why you believe this discussion would not add material value to the readers of your financial statements. In this respect, it appears as though a supplemental discussion in your MD&A would allow a reader to evaluate your results on a more consistent basis and understand any meaningful trends. As part of your response, explain to us why you believe that including this pro forma presentation was useful yet a discussion of these pro forma results would not be useful.

Response:
Consistent with discussions with the Staff, the Company will amend the Form 10-K to remove the pro forma presentation.
Liquidity and Capital Resources, page 30
3.
We note your response to prior comment number 2. Please confirm that in future filings you will disclose any known or reasonably likely cash requirements associated the prepayment obligations (i.e. Excess Cash Flows).

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 17, 2009

Response:
In future filings, the Company will disclose any known or reasonably likely cash requirements associated with prepayment obligations. We supplementally advise the Staff that subsequent to the May 19, 2009 payoff of the York Capital Management (“York”) notes, we no longer have any prepayment obligations related thereto.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies and Procedures
Reclassifications, page F-10
4.
We note your response to prior comment under 3 and it is unclear to us how you have concluded that these reclassifications were not errors. In this regard, it appears that the costs previously included in cost of services were not costs incurred to generate revenues but instead were customer service costs that should have been included in general and administration expenses. Please explain, in greater detail, why you do not believe that the reclassifications represent corrections of errors. Provide us with your SAB 99 analysis, including the specific quantitative and qualitative factors you considered in determining that the reclassifications are not material to the individual line items, cost of services and general and administrative expenses. As part of your response, tell us how you concluded that your investors or potential investors are entirely focused on the current financial results and explain how you concluded that the reclassifications were not material to the combined results. In this regard, we note that the 2006 and 2007 reclassifications were approximately 10% of the combined 2008 cost of services.

Response:
As a result of our acquisition of EasyLink Services Corporation (“ESC”) in August 2007, we effected a major reorganization of our service, development and support departments that resulted in a rearrangement of the underlying duties performed by the departments and individual contributors. As a result of the change in underlying departmental activities, we decided to adopt the ESC treatment of support expenses as an expense in general and administrative, which in turn led to the decision to reclassify these expenses from cost of sales to general and administrative in fiscal years of 2006 and 2007 for consistent presentation.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 17, 2009

While the reclassification of 10% of total 2008 cost of services in 2006 and 2007 from cost of goods sold to general and administrative expense appears to be material to the individual line items, SAB 99 is directed at determining whether the changes to these line items have a material effect on the financial statements taken as a whole. When taken as a whole, these reclassifications did not change revenue, operating income, net earnings or EPS. Furthermore, the reclassifications did not hide other financial trends, hide a failure to meet analysts’ consensus expectations for our company, change a loss into income or vice versa, concern a segment or other portion of our business that had been previously identified as playing a significant role in our profitability (support expenses are incurred for both our reporting segments), affect our compliance with loan covenants or other contractual requirements, increase management’s compensation or conceal an unlawful transaction. In addition, the reclassifications have been consistently and clearly disclosed to readers of the financial statements in footnotes beginning in the second quarter of fiscal 2008.
When the total mix of information available to the reasonable investor on a year-over-year basis includes a quadrupling of revenue and total operating expense as well as a six times increase in net revenue following a major acquisition that has added new lines of business to a company’s service offerings, we believe that a reasonable investor would not find the reclassification to be material to the investor’s investment decision.
While we do not believe the reclassification of these expenses in fiscal 2007 and 2006 represent an error, we will amend the 2008 Form 10-K Consolidated Statements of Operations and related footnotes as per GAAP requirements if the Staff believes it to be necessary.
Note 11. Indebtedness, page F-30
5.
Your response to prior comment number 7 indicates that the warrant holders have the option to receive the Black-Scholes value of the warrants in cash when a Fundamental Transaction occurs, however, the common shareholders may or may not receive cash. Please clarify whether you believe that the warrants should be classified as equity or as liabilities and measured at fair value. If you conclude that the warrants should have been recorded as liabilities, please provide us with your SAB 99 analysis, including the specific quantitative and qualitative factors you considered in determining whether this error is material to your financial statements for each period presented including your quarterly financial results.

Response:
Because it is possible to conceive of a scenario where under the warrant’s definition of a “Fundamental Transaction” the warrant holders could receive the Black-Scholes value of the underlying stock in cash while the underlying stockholders could receive some other form of consideration, the warrant appears to have been misclassified as equity and should be classified as a liability.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 17, 2009

Please refer to Attachment A for a summary of the effect of reclassifying the warrant from equity to a liability. As of the end of our 2008 fiscal year, the total adjustment to net income would be an increase of approximately $665,000. With one minor exception, all of the fair market value adjustments to the warrant will have the effect of increasing our reported income because our share price, which is a major component of the Black-Scholes fair value calculation, has been declining since the issuance of the warrant. Quantitatively, we believe that this adjustment to fiscal 2008 is not material because it represents less than 4% of reported net income for fiscal 2008. Qualitatively, this is a non-cash adjustment that will not change analysts’ consensus expectations, will not change a loss to income or vice versa, does not concern a segment that we have previously identified as playing a significant role in our profitability, will not affect our compliance with loan covenants or contractual obligations, will not change or effect management’s compensation and does not conceal any unlawful transactions.
However, in the first quarter of fiscal 2009, the adjustment to net income jumps to an approximate $2.6 million increase. The net income adjustment for second quarter of fiscal 2009 is a non-material decrease in net income of approximately $36,000, while the adjustment for the third quarter of fiscal 2009 returns to an increase in net income of approximately $1 million. Quantitatively, these adjustments are material. Qualitatively, this compliance with GAAP should not allow the Company to be rewarded with the ability to add cashless income to its operating statements from the fortuity of having a decreasing share price. Furthermore, on May 19, 2009, the warrants were canceled when the York notes were refinanced. Under this accounting treatment, this cancelation will cause the remaining liability and discount on the debt to be removed by an entry through the income statement that will have the net effect of increasing income again by approximately $2 million for the fourth quarter of 2009.
Form 10-Q for the quarterly period ended January 31, 2009
Condensed Consolidated Financial Statements
Notes to the Condensed Consolidated Financial Statements
Note 6. Fair Value Reporting, page 7
6.
Your response to the prior comment number 8 indicates that the difference between the carrying value of the notes payable disclosed on page 8 and the amount disclosed in the balance sheet is the result of a debt discount created by the warrants and a beneficial conversion feature. Please revise your disclosures in future filings to clearly describe any differences from the carrying amount reported on your balance sheet.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Stephen Krikorian
United States Securities and Exchange Commission
June 17, 2009

Response:
In future filings the Company will clearly describe any differences from the carrying value of the notes payable and the amount reported on its balance sheet due to the debt discount created by the warrants and the beneficial conversion feature. We supplementally advise the Staff that subsequent to the May 19, 2009 payoff of the York notes, we will no longer be carrying a debt discount on our books.
We hope the foregoing information addresses the Staff’s comments regarding the Form 10-K and Form 10-Q. If you have any questions regarding this letter, please do not hesitate to contact me at 404-885-3926.
Sincerely,
TROUTMAN SANDERS LLP
/s/ Larry W. Shackelford
Larry W. Shackelford

cc:	Thomas J. Stallings, Chief Executive Officer, EasyLink Services International Corporation
Glen E. Shipley, Chief Financial Officer, EasyLink Services International Corporation
Ryan Houseal, Staff Attorney, U.S. Securities and Exchange Commission
David Orlic, Special Counsel, U.S. Securities and Exchange Commission
Morgan Youngwood, Staff Accountant, U.S. Securities and Exchange Commission
Chris Davis, Assistant Chief Accountant, U.S. Securities and Exchange Commission

ATTACHMENT A
The financial impact of the accounting change for the warrant at the time of issuance is as follows:

	Original	Adjusting	Ending	2008	2009					Cumulative
(in thousands, except per share data)	Entry	Entry	Balance	Annual	Q1	Q2	Q3	Q4	Annual	Adjustments
Balance Sheet Affect – debit(credit)
Warrant Liability	$—	$(8,683)	$(8,683)	$1,473	$2,802	$315	$1,047	$3,046	$7,210	$0
Notes Payable	22,529	1,677	24,207	(808)	(246)	(352)	(98)	(1,044)	(1,740)	(871)
Additional Paid in Capital – Warrants	(7,005)	7,005	—	—	—	—	—	—	—	7,005
Additional Paid in Capital – BCF	(15,524)	—	(15,524)	—	—	—	—	—	—	—

	$—	$—	$—	$665	$2,556	$(36)	$948	$2,002	$5,470	$6,135
Income Statement Affect – debit(credit)
FMV Adjustment				$(1,473)	$(2,802)	$(315)	$(1,047)	$(3,046)	$(7,210)	$(8,683)
Interest Expense				808	246	352	98	1,044	1,740	2,548

				$(665)	$(2,556)	$36	$(948)	$(2,002)	$(5,470)	$(6,135)

Cumulative Income Statement Adjustment				$(665)	$(3,221)	$(3,185)	$(4,133)	$(6,135)

Reported Net Income (Loss) for Period				$16,300	$(4,333)	$(4,835)	$1,236	N/A	N/A
Adjusted Net Income (Loss) for Period				$16,964	$(1,777)	$(4,871)	$2,184	N/A	N/A
Adjustment as Percent of Net Income				4%	59%	1%	77%	N/A	N/A

Basic Shares Outstanding				24,538	24,910	24,221	24,243
Diluted Shares Outstanding				47,784	24,910	24,221	24,670
Change in EPS – basic				$0.03	$0.10	$(0.00)	$0.04
Change in EPS – diluted				$0.01	$0.10	$(0.00)	$0.04